Exhibit 99.3

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
A.B.N.	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay Peter Wakefield
Date of appointment	24 September 2014

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

570,500 ordinary fully paid shares

+ See chapter 19 for defined terms.

11/3/2002

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Wakko Investments Wakko Enterprises	Number & class of Securities 5,500,000 ordinary fully paid shares 8,846,246 ordinary fully paid shares

Part 3 — Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

Dated:  24 September 2014

+ See chapter 19 for defined terms.